P.O. Box: 51036 Eglinton Square, Toronto, ON, M1L 4T0 Phone: (416) 751-4242

December 21, 2021

VIA EDGAR AND FACSIMILE

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn: Stacy Peikin

Re:	Caary Capital Ltd. Request to Withdraw Offering Statement on Form 1-A File No. 024-11590

Ladies and Gentlemen:

Caary Capital Ltd. ("Company") previously filed the above-referenced offering statement on Form 1-A on July 26, 2021 and amended it on November 3, 2021 (the "Offering Statement").  The Offering Statement was qualified by the SEC Staff on November 5, 2021. Pursuant to Rule 259(a) under the Securities Act of 1933, as amended (the "Securities Act"), the Company hereby requests that the Offering Statement, together with all exhibits and amendments thereto, be withdrawn at your earliest convenience.

The Offering Statement was filed with the Commission in connection with the proposed public offering of the Company's common shares (the "Common Shares"). At this time, the Company does not intend to proceed with an offering of its Common Shares. As publicly disclosed, the Company’s auditor resigned on November 8, 2021, and the Company is in the process of engaging a new audit firm. The Company has made material advancements in its business plan earlier than anticipated. The Company intends to file a new offering statement in 2022.

The Company believes withdrawal of the Offering Statement to be consistent with the public interest and the protection of investors. The Company represents that no Common Shares have been sold pursuant to the Offering Statement.

Please provide a copy of the order granting withdrawal via facsimile to our counsel, Daniel D. Nauth of Nauth LPC at (416) 477-6032. If you have any questions, please contact Mr. Nauth at (416) 477-6031 or by email at dnauth@nauth.com.

Sincerely,

/s/ John MacKinlay
John MacKinlay Chief Executive Officer Caary Capital Ltd.

cc:	Daniel D. Nauth, Nauth LPC